EXHIBIT D-16

                                      PUCO
                     The Public Utilities Commission of Ohio




                                September 2, 1999


Jonathan G. Katz
Secretary to the Commission
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Dear Mr. Katz:

As requested by the East Ohio Gas Company, the Public Utilities Commission of Ohio has conducted a structural review of the proposed Consolidated Natural Gas
(CNG) and Dominion Resources, Inc. (DRI) merger. We recognize that the shareholders of CNG, the parent company of the East Ohio Gas Company, and DRI have approved the merger of the two companies.

The Staff of the Commission has negotiated the attached commitments and statements from the companies. In light of the attached commitments, the Commission is satisfied that the merger will not adversely affect Ohio's interests.

The Commission certifies that following the merger, it will continue to have jurisdiction over the East Ohio Gas Company. The Commission has the authority and the resources to protect Ohio ratepayers, and intends to exercise that authority and to use those resources to protect those ratepayers. The Commission believes that the merger will have no detrimental effect on the Commission's jurisdiction or an its ability to act to protect Ohio ratepayers.

                                        Sincerely,


                                        /s/ Alan Schriber
                                        Alan Schriber
                                        Chairman


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Public Utilities Commission of Ohio
180 East Broad Street
Columbus, OH  432l5-3793

Dear Sirs and Madams:

          The shareholders of Consolidated Natural Gas Company ("CNG"), the parent company of The East Ohio Gas Company, and those of Dominion Resources, Inc. ("DRI," collectively, the "merging companies"), have approved a merger of CNG and DRI. On its own behalf, and on behalf of the merging companies, East Ohio acknowledges that the Commission has ongoing jurisdiction over East Ohio and its rates, and that that jurisdiction will not be diminished or otherwise affected by the merger. Furthermore, East Ohio has been authorized by the merging companies to make the following commitments and representations to the Commission in connection with its ongoing authority to protect East Ohio's jurisdictional customers.

          (1) The merging companies' business plan recognizing additional opportunities for the use of storage will not be developed in a manner detrimental to East Ohio's use of storage for the benefit of its commodity customers. CNG and DRI commit that any additional uses of storage (either East Ohio's, CNG's or a third party's) made possible by the merger will not have a detrimental impact on East Ohio's use of such storage to maximize load factor, minimize demand charges, and optimize gas acquisition costs for the benefit of its commodity customers. In addition, East Ohio expects that its expanded Energy Choice program will make the Company's on-system storage available to the suppliers of participating customers in a manner comparable to the current program. East Ohio also will offer suppliers, on a voluntary basis, an assignment of contract storage for use in the program.

          (2) The merging companies' business plan will create opportunities for the efficient arbitrage of gas and electricity without detriment to East Ohio's commodity customers. These efficiencies will allow the development of gas-fired generation in East Ohio's service territory supporting economic development in the region. CNG's transmission company now has seven months a year of underutilization which coincide effectively with the expected operation of DRI's power generation facilities sited on CNG. The natural gas requirements of those power generation facilities are expected to be met through incremental flowing supplies over that seven month period rather than storage due to the predominately summer period operation of such facilities. Depending on various pricing conditions in the electric power/gas markets, the combined entity will be better able to take advantage of the so-called "spark-spread," as a larger entity with both power generation and gas functions and expertise, than either company could alone.


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          (3)  The merging companies do not anticipate any material impact on
East Ohio employment levels. About 89% of the jobs presently at East Ohio are related to operations and the physical storage, distribution and customer service systems. These jobs simply cannot be moved out of state, anymore than the pipelines or customers themselves can be. Of the remaining management jobs - and 200 - no present plans exist to move or eliminate positions due to the merger. Nearly 150 of these jobs, although not technically "operations," are closely related to operations, for example, those engaged in field sales (in
Ohio) or technical training (working with Ohio employees), and also cannot be effectively performed out-of-state. In fact, because East Ohio is essentially an operating utility subsidiary of CNG, most "corporate" or system managerial jobs are not now done within East Ohio, but at CNG, based in Pennsylvania.

          (4) The merging companies have no plans to spin-off or sell any operating local distribution companies, other than Virginia Natural Gas ("VNG"). The Virginia SCC staff raised market power issues related to the overlapping service territories of VNG and Virginia Power that were ultimately addressed by DRI's and CNG's agreement to sell or spin off VNG. In Ohio, Pennsylvania and West Virginia, no similar situation exists. The acquisition of those local distribution systems and their customers is a significant factor in the merging companies' rationale for the transaction.

          (5) Negotiations for a connection with the proposed Independence pipeline project are underway, and will be successfully concluded when a certificate is received from the Federal Energy Regulatory Commission. The final location of the interconnect will be determined in consultation with the Staff of the Public Utilities Commission of Ohio. If East Ohio requests an interconnect at a point where Independence does not cross existing East Ohio facilities, East Ohio will pay for the cost of any lateral pipeline that might be necessary. The Millennium pipeline project will come across northwestern Pennsylvania and not be geographically proximate to East Ohio's lines.

          (6) The East Ohio Gas Company, Consolidated Natural Gas Company, and Dominion Resources, Inc. will not seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the Public Utilities Commission of Ohio which pertains to recovery, disallowance, allowance, deferral or ratemaking treatment of any expense, charge, cost, or allocation incurred or accrued by the East Ohio Gas Company as a result of a contract, agreement, arrangement, or transaction with any affiliate, associate, holding, mutual service or subsidiary company on the basis that such expense, charge, cost, or allocation has itself been filed with or approved by the Securities and Exchange Commission, or was incurred pursuant to a contract, arrangement, agreement or allocation which was filed with or approved by the Securities and Exchange Commission.

          (7) The merger is driven by a convergence strategy rather than by cost synergies, and is not expected to produce significant savings at the operating levels. Net savings, if any, that may be achieved at the corporate level by reason of the elimination of redundancies ultimately will be reflected in the service company charges distributed among the operating companies, and


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will be reflected in the base rates of those companies as such rates may be adjusted from time to time.

          (8) The merging companies will be part of a registered holding company pursuant to the Public Utility Holding Company Act of 1935 and the Regulations of the Securities and Exchange Commission thereto. There will therefore be no change in the rules governing accounting for affiliate transactions.

          (9) CNG and DRI are committed to expand the Energy Choice program as soon as the CAMP billing system or a suitable alternative is fully operational. DRI does not have a billing system that can accommodate a gas choice program. East Ohio will make a presentation regarding the CAMP billing system and its other billing options to the Commission at a time to be determined by the Commission. East Ohio's existing sales customers are scheduled to be converted to the CAMP system during the second quarter of 2000, and it is anticipated that the system will be fully operational in time to expand the Choice program to East Ohio's entire service territory by the winter of 2000-2001 without any billing problems. In order to accommodate supplier concerns regarding access in storage, East Ohio will provide injection rights prior to the winter period and/or sell storage in place during the winter period to suppliers.

          (10) The merged company intends to participate in the retail electric market in Ohio. At a minimum, it will offer retail electric service in the counties in which East Ohio provides gas service.

          (11) The books and records of East Ohio shall be accessible to the Commission and its Staff during reasonable business hours, in Ohio. Should the books and records of its parent company or of any other company within the system created by the merging companies become relevant to the jurisdictional rates or tariffed services of East Ohio or relevant to material and specific code of conduct complaints brought to the attention of the Commission Staff, or upon a complaint filed at the Commission alleging reasonable grounds pursuant to ss. 4905.26 O.R.C. necessitating their view, such relevant books and records as required by the Commission will also be made accessible to the Commission and its Staff and, if at a location outside Ohio, the reasonable expenses of the Commission incurred in the travel required for its review will be reimbursed by the merging companies.

          (12) East Ohio shall continue to work with the Commission and its Staff to develop a Standard Operating Procedure ("SOP"), to be referenced in its tariffs, that provides alternate methods governing the extension of East Ohio's facilities and mains, and the methods available for financing such extensions, and agrees to adopt such procedures upon agreement as to the final terms of the SOP with the Staff. It is understood that the SOP will (1) offer customers an additional payment option which reduces their up-front payment for the construction of mainline extensions; (2) incorporate a payment calculation that does not include an additional gross up for federal income taxes on the contribution; (3) require the Company to undertake a canvas of potential


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customers in adjoining areas; and (4) effectively address other issues raised in the Commission Staff's mid-1998 proposed gas main extension rule. East Ohio will use its best efforts to reach agreement with the Staff on this matter and file the necessary application to amend its tariffs by December 31, 1999.

          If you have any questions in connection with the foregoing, please contact me directly at (216) 736-6325.

                                        Sincerely,


                                        Bruce C. Klink
                                        Vice President, Rates & Planning